Exhibit 99.(a)(1)(E)

FORM OF COMMUNICATION TO ELIGIBLE PARTICIPANTS PARTICIPATING IN THE OFFER CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

This email confirms our receipt of your Notice of Withdrawal rescinding your participation in the Entropic Communications, Inc. (the “Company” or “Entropic”) Offer to Exchange Certain Outstanding Options for Replacement Options, dated April 16, 2009 (the “Offer”), and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Form. If you would like to change or withdraw your election with respect to particular options only, you should instead complete and submit a new Election Form.

Your Notice of Withdrawal may be nullified at any time prior to expiration of the Offer, which is 5:00 p.m. (PT) on May 14, 2009 (the “Expiration Date”), unless the expiration of the Offer is extended. To do so you must complete and submit a new Election Form in accordance with the instructions set forth in the Offer and the Election Form. Copies of the Offer and related documents, including the Election Form, can be obtained on ENTRance, the Company’s intranet, at http://Entrance or by contacting Suzanne Zoumaras at suzy.zoumaras@entropic.com or stockadministration@entropic.com

The submission of all Election Forms or Notice of Withdrawal forms must be made by the deadline noted above, or the Expiration Date if the expiration of the Offer is extended. We cannot accept late submissions.

This notice also does not constitute an Offer to Exchange. The full terms of the Offer are described in the Schedule TO and accompanying documents which you may access on ENTRance or through the SEC website at www.sec.gov.

If you have any questions about the Offer, please contact the Company’s Stock Administration via e-mail at stockadministration@entropic.com or Suzanne Zoumaras at suzy.zoumaras@entropic.com.